             S O N F I E L D  &  S O N F I E L D
                   A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN MONROE Legal Assistant erin@sonfield.com

By facsimile, overnight delivery and EDGAR

November 6, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720
Re:      Arrayit Corporation
Preliminary Information Statement on Schedule 14C
Filed September 28, 2009
File No. 001-16381

Dear Ms. Plowgian,

This letter is in response to your comments about the captioned filing dated September 28, 2009. We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

Increase in Authorized Common Shares, page 4

1.
We note your disclosure on page three that you have erroneously issued 153,246 shares of common stock in excess of your currently authorized shares. Please expand your disclosure on page four to disclose the transaction(s) in which you issued these additional shares of common stock. Please tell us why such event did not trigger a disclosure requirement pursuant to Form 8-K or in your periodic filings. Please revise your disclosure to address the potential consequences such actions may have on the company. We may have further comments after review of your response.

We have enhanced our disclosure by adding a discussion labeled “unauthorized Common Stock Issuance”.

The event occurred during the current reporting period, and it described in our Form 10Q in both the notes to our financial statements as well as in Part II, ITEM 1- legal proceedings and ITEM 2 – Unregistered Sales of Equity Securities and Use of Proceeds.

We did not file a Form 8-K because we deemed the amounts to be not material, as the market value of the shares issued was approximately $80,000 and the number of shares was just marginally over 5% of the issued common shares prior to conversion.

Effect of the Increase of Authorized Shares, page 4

2.
We note your statement that the number of shares of your common and preferred stock outstanding and the par value of the common and preferred stock "will remain the same following the effective time of the amendments until additional common shares are issued to convert the outstanding debt." Please revise this disclosure to clarify, if true, that the only change that will occur upon your issuance of common shares will be an increase in the number of shares of common stock outstanding and such actions will not cause any changes to the number of outstanding shares of preferred stock or the par value of either class of stock.

We have revised our filing to clarify the result of the conversion of debt to common shares.

Exchange of Common Shares for Existing Debt, page 5

3.	Please revise your disclosure to indicate the conversion ratio for the debt and explain how you arrived at such conversion ratio. See Note A to Schedule 14C and Items 12(a) of Schedule 14A.

We have enhanced the disclosure to comply with Note A to Schedule 14C and Items 12(a) of Schedule 14A.

Effect of the Issuance of Stock in Exchange for Debt, page 5

4.
We note your reference in the last sentence of the second paragraph in this section to $2,736,700 in currently outstanding debt being convertible into 9,605,857 shares of common stock. Elsewhere in the document you reference that the debt is convertible into 9,765,857 shares. Please reconcile these statements.

We have revised the filing to show 9,765,857 consistently.

Common Share Equivalents, page 7

5.
This table indicates that there are 3,455,809 shares of your common stock outstanding; however your disclosure in the "Capitalization" section on this page indicates that there are 3,486,667 shares of common stock outstanding. We also note your statement on page three that you have issued 153,246 shares in excess of the 3,333,333 shares of common stock you are authorized to issue, which would result in 3,486,579 shares of common stock outstanding. Please explain these discrepancies and reconcile this disclosure.

We have revised the filing to show 3,486,579 consistently.

Note to Commission:

We have made reference to our Form 10Q filing for the Three Months ended September 30, 2009, in the amended preliminary Form 14C.  We anticipate filing the Form 10Q in the near future and before we issue a definitive Form 14C.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director

Cc:   Rene’ Schena, Chief Executive Officer
        Arrayit Corporation